UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-41356

Electra Battery Materials Corporation

(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602

Toronto, Ontario, M5H 2L3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.3, 99.4 and 99.5 to this Form 6-K of Electra Battery Materials Corporation are hereby incorporated by reference to its Registration Statement on Form F-10 (File No. 333-264982), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRA BATTER MATERIALS CORPORATION
(Registrant)

Date: November 9, 2022	By:	/s/ Craig Cunningham
		Name:	Craig Cunningham
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated November 8, 2022
99.2	Press Release of the Registrant dated November 9, 2022
99.3	Agency Agreement dated November 9, 2022
99.4	Consent of Fasken Martineau DuMoulin LLP
99.5	Consent of Bennett Jones LLP